December 4, 2024

Sharon McCollam
President and Chief Financial Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

        Re: Albertsons Companies, Inc.
            Form 10-K for Fiscal Year Ended February 24, 2024
            Filed April 22, 2024
            File No. 001-39350
Dear Sharon McCollam:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services